Exhibit 4.14

Non-Binding English Translation

of Hebrew Original

Discount

The Business Division

23 Yehuda Halevy Street Tel Aviv 65137, Tel: 03-5146565 Fax: 03-5605907

To:	Date: August 11, 2011

Orbotech Ltd.

Re: Financing Agreement dated as of December 21, 2009, as amended on May 27, 2010, and again on February 15, 2011 (“hereinafter the Financing Agreement”)

At your request, we hereby confirm our agreement that in Section 2.1 of the Financing Agreement, the amount of $160 million will be written instead of the amount of $185 million and accordingly the above referenced amendments dated May 27, 2010 and February 15, 2011 are hereby cancelled.

As a result of the above the existing financing in your account no. 010-021109, will remain unchanged, and you will not be able to utilize amounts in excess of the amount mentioned in Section 2.1, as amended above, pursuant to the Financing Agreement, and therefore, effective as of July 1, 2011, you will no longer be charged a non-utilization fee with respect to the remaining balance of $25 million, which has been cancelled as provided above.

Other than the reduction of the credit amount under the Financing Agreement as provided herein—the Financing Agreement and the loan documents, including the securities for guaranteeing the loans will remain in full effect and scope with no change.

/s/ and stamp
Israel Discount Bank Ltd. Business Division

To: Israel Discount Bank Ltd.

We hereby confirm our agreement to your above letter and hereby undertake to you to act accordingly.

Date:

/s/
Orbotech Ltd.